Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014

(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
November 10, 2014	November 10, 2014

First Majestic Silver Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts - unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2014	2013	2014	2013

Revenues	6	$40,770	$76,882	$172,993	$192,324

Cost of sales (excludes depletion, depreciation and amortization)	12	31,973	36,060	109,970	84,221
Gross margin		8,797	40,822	63,023	108,103

Depletion, depreciation and amortization	3	10,588	11,645	38,692	30,039
Mine operating (loss) earnings		(1,791)	29,177	24,331	78,064

General and administrative expenses	7	5,270	5,139	15,183	18,398
Share-based payments		1,251	3,209	6,577	11,681
Accretion of decommissioning liabilities		203	130	610	404
Foreign exchange (gain) loss		(1,555)	(462)	(861)	272
Operating (loss) earnings		(6,960)	21,161	2,822	47,309

Investment and other (loss) income	8	(1,136)	1,314	12,386	10,591
Finance costs	9	(1,680)	(525)	(4,913)	(1,529)
(Loss) earnings before income taxes		(9,776)	21,950	10,295	56,371

Income taxes
Current income tax expense (recovery)		370	(221)	6,739	1,242
Deferred income tax expense		304	5,851	436	12,132
		674	5,630	7,175	13,374

Net (loss) earnings for the period		$(10,450)	$16,320	$3,120	$42,997

(Loss) earnings per common share
Basic		$(0.09)	$0.14	$0.03	$0.37
Diluted		$(0.09)	$0.14	$0.03	$0.37

Weighted average shares outstanding
Basic	10	117,511,442	116,903,753	117,410,682	116,906,807
Diluted	10	117,511,442	117,329,281	117,566,073	117,469,634

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Net (loss) earnings for the period	$(10,450)	$16,320	$3,120	$42,997

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	-	(257)	(312)	(1,911)
Reclassification of impairment on available for sale investments	-	2,777	275	3,777

Other comprehensive income (loss)	-	2,520	(37)	1,866

Total comprehensive (loss) income for the period	$(10,450)	$18,840	$3,083	$44,863

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	Note	2014	2013	2014	2013

OPERATING ACTIVITIES
Net (loss) earnings for the period		$(10,450)	$16,320	$3,120	$42,997
Adjustments for:
Share-based payments		1,251	3,209	6,577	11,681
Depletion, depreciation and amortization		15,263	11,904	43,712	30,698
Accretion of decommissioning liabilities		203	130	610	404
Loss (gain) from silver futures and marketable securities	8	2,067	(2,037)	606	4,973
(Gain) loss and fair value adjustment on prepayment facilities	18	(946)	(775)	1,128	(7,103)
Income tax expense		674	5,630	7,175	13,374
Finance costs	9	1,680	525	4,913	1,529
Litigation proceeds	25	-	-	-	14,127
Reversal of deferred litigation gain	25	-	-	(14,127)	-
Write-down of marketable securities	8	-	2,777	275	3,777
Unrealized foreign exchange (gain) loss and other		(758)	(482)	(672)	412
Operating cash flows before movements in working capital and income taxes		8,984	37,201	53,317	116,869
Net change in non-cash working capital items	23	(1,552)	1,904	10,699	(2,068)
Income taxes paid		(2,458)	(1,325)	(12,242)	(6,266)
Cash generated by operating activities		4,974	37,780	51,774	108,535

INVESTING ACTIVITIES
Expenditures on mining interests		(16,911)	(21,312)	(53,879)	(69,875)
Acquisition of property, plant and equipment		(9,344)	(25,958)	(24,621)	(70,610)
Deposits paid for non-current assets		(558)	(2,453)	(2,395)	(7,823)
Cash (paid) received on settlement of silver futures		(495)	3,999	447	(1,770)
Proceeds from disposal of marketable securities		-	-	-	23
Cash used in investing activities		(27,308)	(45,724)	(80,448)	(150,055)

FINANCING ACTIVITIES
Proceeds from prepayment facility	18	-	-	30,000	-
Repayment of prepayment and debt facilities		(4,205)	(1,980)	(9,143)	(2,480)
Proceeds from sale-and-leasebacks		337	894	4,042	9,852
Repayment of lease obligations		(3,820)	(2,950)	(12,189)	(7,259)
Finance costs paid		(1,357)	(525)	(4,021)	(1,529)
Proceeds from exercise of stock options	20(a)	34	604	972	1,693
Shares repurchased and cancelled	20(c)	(171)	-	(540)	(2,403)
Cash (used in) generated by financing activities		(9,182)	(3,957)	9,121	(2,126)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(449)	492	(483)	(430)
Decrease in cash and cash equivalents		(31,516)	(11,901)	(19,553)	(43,646)
Cash and cash equivalents, beginning of period		66,694	78,924	54,765	111,591
Cash and cash equivalents, end of period		$34,729	$67,515	$34,729	$67,515

Cash		$32,941	$55,313	$32,941	$55,313
Short-term investments		1,788	12,202	1,788	12,202
Cash and cash equivalents, end of period		$34,729	$67,515	$34,729	$67,515

Supplemental cash flow information	23

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(tabular amounts are expressed in thousands of United States dollars - unaudited)

	Note	September 30, 2014	December 31, 2013
Assets

Current assets
Cash and cash equivalents		$34,729	$54,765
Trade and other receivables	11	15,614	22,045
Inventories	12	33,164	26,785
Other financial assets	13	2,338	4,177
Prepaid expenses		1,911	1,761
Total current assets		87,756	109,533

Non-current assets
Mining interests	14	487,621	448,440
Property, plant and equipment	15	293,518	291,326
Deposits on non-current assets		3,145	5,653
Other investments	16	3,372	-
Total assets		$875,412	$854,952

Liabilities and Equity

Current liabilities
Trade and other payables	17	$37,932	$34,534
Current portion of prepayment facilities	18	24,930	17,874
Current portion of lease obligations	19	12,775	15,993
Income taxes payable		723	8,322
Total current liabilities		76,360	76,723

Non-current liabilities
Prepayment facilities	18	42,164	26,342
Lease obligations	19	17,568	20,297
Decommissioning liabilities		12,396	12,096
Other liabilities		1,740	-
Deferred tax liabilities		141,127	134,622
Deferred gain on litigation	25	-	14,127
Total liabilities		291,355	284,207

Equity
Share capital	20(a)	430,166	425,707
Equity reserves	21	52,596	46,543
Retained earnings		101,295	98,495
Total equity		584,057	570,745
Total liabilities and equity		$875,412	$854,952

Commitments (Note 14, Note 22(d)(i))
Contingent liabilities (Note 24)
Subsequent events (Note 26)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(tabular amounts are expressed in thousands of United States dollars, except share amounts - unaudited)

	Share Capital		Equity Reserves
				Available for	Foreign
			Share-based	sale	currency	Total equity	Retained
	Shares	Amount	payment	revaluation	translation	reserves	earnings	Total equity
Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525
Total comprehensive income
Net earnings	-	-	-	-	-	-	42,997	42,997
Other comprehensive income	-	-	-	1,866	-	1,866	-	1,866
	-	-	-	1,866	-	1,866	42,997	44,863
Share-based payments, net of related tax benefits (Note 21)	-	-	11,362	-	-	11,362	-	11,362
Shares issued for exercise of options	433,000	1,693	-	-	-	-	-	1,693
Shares repurchased and cancelled (Note 20(c))	(215,000)	(782)	-	-	-	-	(1,621)	(2,403)
Transfer of equity reserve upon exercise of options	-	695	(695)	-	-	(695)	-	-
Balance at September 30, 2013	116,974,840	$425,564	$44,279	$(219)	$(308)	$43,752	$179,724	$649,040

Balance at December 31, 2013	117,024,840	$425,707	$47,069	$(218)	$(308)	$46,543	$98,495	$570,745
Total comprehensive income
Net earnings	-	-	-	-	-	-	3,120	3,120
Other comprehensive loss	-	-	-	(37)	-	(37)	-	(37)
	-	-	-	(37)	-	(37)	3,120	3,083
Share-based payments, net of related tax benefits (Note 21)	-	-	6,577	-	-	6,577	-	6,577
Shares issued for:
Exercise of options (Note 20(b))	230,000	972	-	-	-	-	-	972
Acquisition of mining interests (Note 14(e))	337,300	3,220	-	-	-	-	-	3,220
Shares repurchased and cancelled (Note 20(c))	(60,000)	(220)	-	-	-	-	(320)	(540)
Transfer of equity reserve upon exercise of options	-	487	(487)	-	-	(487)	-	-
Balance at September 30, 2014	117,532,140	$430,166	$53,159	$(255)	$(308)	$52,596	$101,295	$584,057

The accompanying notes are an integral part of the condensed interim consolidated financial statements

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars - unaudited)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2013 with the exception of the changes in accounting policies outlined in note 3 below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2013, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

Statement of Consolidation and Presentation

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments, marketable securities and the prepayment facility. All dollar amounts presented are in United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Accounting Policies Adopted Effective January 1, 2014

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company’s interim consolidated financial statements.

Notes Page 1

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

3.	CHANGES IN ACCOUNTING POLICIES AND ESTIMATES (continued)

Accounting Policies Adopted Effective January 1, 2014 (continued)

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments were effective January 1, 2014 and were applied retrospectively. The adoption of this standard did not have a significant impact on the Company’s interim consolidated financial statements.

Investments in Associates

In July 2014, the Company acquired a 31.7% interest in an associate (Note 16) which is accounted for as an investment in associate in accordance with IAS 28 – Investments in Associates and Joint Ventures. The Company has not historically held any investments in associates.

An associate is an entity over which the Company has significant influence with the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

Future Changes in Accounting Policies

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Change in Accounting Estimates Effective January 1, 2014

Change in Depreciation Method

Effective January 1, 2014, the Company changed its depreciation method on long-lived assets which have expected useful lives equivalent to estimated life of mines, such as plant and buildings, from the straight-line method to the units-of-production method. The Company believes the units-of-production method better reflects the rate of depreciation of the asset, as well as the pattern of consumption of the future benefits to be derived from those assets, especially during the expansionary or ramp up stage of the asset. In accordance with IFRS, a change in depreciation method is applied on a prospective basis as a change in accounting estimate and, therefore, prior period results have not been restated.

Notes Page 2

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

Assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments include: impairment of property, plant and equipment and mining interests; depreciation and amortization rates for property, plant and equipment and depletion rates for mining interests; estimated reclamation and closure costs; mineral reserve estimates; inventory valuation; valuation of certain financial instruments and derivatives; valuation of share-based payments; and income taxes.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include: functional currency of the Company’s operations; economic recoverability and the probability of future economic benefits of exploration, evaluation and development cost; and determination of the commencement of commercial production and when production levels intended by management are achieved.

5.	SEGMENTED INFORMATION

The Company has eight reporting segments, including five operating segments located in Mexico, one development project in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré, silver-lead and silver-zinc concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

Management evaluates segment performance based on mine operating earnings as other expenses are not generally allocated to the segments. Significant information relating to the Company’s reporting operating segments is summarized in the table below:

	Three Months Ended September 30, 2014					Three Months Ended September 30, 2013

			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
		Cost of	and	earnings	Capital		Cost of	and	earnings	Capital
	Revenue	sales(1)	amortization	(loss)	expenditures	Revenue	sales(1)	amortization	(loss)	expenditures
Mexico
La Encantada	$17,383	$11,237	$1,972	$4,174	$5,237	$23,817	$11,369	$3,123	$9,325	$6,088
La Parrilla	17,929	9,632	3,602	4,695	8,867	21,716	8,545	3,719	9,452	6,603
Del Toro	10,584	13,489	2,739	(5,644)	8,222	9,712	4,190	1,673	3,849	23,478
San Martin	11,639	6,778	895	3,966	3,099	8,744	4,505	1,221	3,018	5,071
La Guitarra	3,409	2,292	1,066	51	3,184	5,418	3,141	1,838	439	4,237
La Luz	-	-	-	-	394	-	-	-	-	1,791
Canada
Coins and Bullion Sales	137	155	-	(18)	-	725	764	-	(39)	6
Europe
Silver Sales	11,998	13,384	-	(1,386)	-	45,645	47,552	-	(1,907)	-
Corporate and Eliminations	(32,309)	(24,994)	314	(7,629)	931	(38,895)	(44,006)	71	5,040	1,049
Consolidated	$40,770	$31,973	$10,588	$(1,791)	$29,934	$76,882	$36,060	$11,645	$29,177	$48,323

Notes Page 3

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

5.	SEGMENTED INFORMATION (continued)

	Nine Months Ended September 30, 2014					Nine Months Ended September 30, 2013

			Depletion,	Mine				Depletion,	Mine
			depreciation	operating				depreciation	operating
		Cost of	and	earnings	Capital		Cost of	and	earnings	Capital
	Revenue	sales(1)	amortization	(loss)	expenditures	Revenue	sales(1)	amortization	(loss)	expenditures
Mexico
La Encantada	$63,821	$33,763	$8,294	$21,764	$17,857	$69,658	$31,232	$8,452	$29,974	$17,787
La Parrilla	56,170	26,964	12,398	16,808	18,966	61,236	28,036	10,579	22,621	30,575
Del Toro	38,935	36,129	9,136	(6,330)	23,000	17,307	8,025	2,899	6,383	59,820
San Martin	29,606	17,107	3,918	8,581	13,429	23,214	13,268	2,990	6,956	15,776
La Guitarra	11,263	7,071	4,577	(385)	12,921	12,568	7,856	4,586	126	13,199
La Luz	-	-	-	-	1,250	-	-	-	-	3,469
Canada
Coins and Bullion Sales	677	755	-	(78)	1	2,393	2,254	-	139	9
Europe
Silver Sales	75,717	84,316	-	(8,599)	-	125,472	112,695	-	12,777	-
Corporate and Eliminations	(103,196)	(96,135)	369	(7,430)	1,716	(119,524)	(119,145)	533	(912)	4,427
Consolidated	$172,993	$109,970	$38,692	$24,331	$89,140	$192,324	$84,221	$30,039	$78,064	$145,062

(1)	Cost of sales excludes depletion, depreciation and amortization

	At September 30, 2014		At December 31, 2013
	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
Mexico
La Encantada	$147,927	$46,617	$145,596	$37,872
La Parrilla	202,617	27,272	203,384	29,003
Del Toro	212,141	35,710	202,526	44,858
San Martin	111,240	22,047	107,553	35,728
La Guitarra	135,810	6,879	130,910	30,884
La Luz	31,890	239	30,721	364
Canada
Coins and Bullion Sales	320	10	725	28
Europe
Silver Sales	14,295	228	21,126	4,424
Corporate and Eliminations	19,172	152,353	12,411	101,046
Consolidated	$875,412	$291,355	$854,952	$284,207

6.	REVENUES

The revenues of the Company are comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Gross revenue from payable metals:
Silver	$32,120	$71,071	$148,987	$181,525
Gold	3,122	2,988	10,504	7,641
Lead	8,948	7,639	24,494	15,698
Zinc	2,741	1,686	6,943	4,591
Other	96	551	202	1,633
Gross revenue	$47,027	$83,935	$191,130	$211,088
Less: refining & smelting costs	(6,257)	(7,053)	(18,137)	(18,764)
Revenues	$40,770	$76,882	$172,993	$192,324

Notes Page 4

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses of the Company are comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Corporate administration	$1,020	$2,051	$3,790	$5,904
Salaries and benefits	2,631	1,780	6,983	7,746
Audit, legal and professional fees	944	791	2,783	3,012
Filing and listing fees	289	19	525	372
Directors fees and expenses	210	239	581	705
Depreciation	176	259	521	659
	$5,270	$5,139	$15,183	$18,398

8.	INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Gain from First Silver litigation (Note 25)	$-	$-	$14,127	$559
Gain (loss) from fair value adjustment of prepayment facilities (Note 18)	1,134	498	(1,222)	6,826
(Loss) gain from investment in silver futures (Note 13(c))	(1,431)	1,633	(329)	(3,654)
(Loss) gain from investment in marketable securities (Note 13(a))	(636)	404	(277)	(1,319)
Write-down of marketable securities (Note 13(b))	-	(2,777)	(275)	(3,777)
Loss on divestiture of subsidiary (Note 16)	(248)	-	(248)	-
Interest income and other	45	190	473	766
Gain from value-added tax settlement	-	-	137	711
Gain from insurance claim	-	1,350	-	1,350
Termination fee from Orko acquisition, net of costs (a)	-	16	-	9,129
	$(1,136)	$1,314	$12,386	$10,591

(a) Termination Fee from Orko Acquisition

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of related professional fees, legal and underwriter costs incurred in 2013, the Company recognized a gain of $9.1 million in other income in 2013.

Notes Page 5

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

9.	FINANCE COSTS

The Company’s finance costs are comprised of the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Prepayment facilities (1)	$1,075	$-	$2,882	$-
Finance leases	501	469	1,762	1,345
Silver sales and other	104	56	269	184
	$1,680	$525	$4,913	$1,529

(1)	Finance costs related to the prepayment facilities of $0.8 million and $2.4 million for the three and nine month periods ended September 30, 2013, respectively, were capitalized as construction costs of the Del Toro mine until commercial production was achieved on January 1, 2014.

10.	(LOSS) EARNINGS PER SHARE

The calculations of basic and diluted (loss) earnings per share for the three and nine months ended September 30, 2014 and 2013 are based on the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net (loss) earnings for the period	$(10,450)	$16,320	$3,120	$42,997

Weighted average number of shares on issue - basic	117,511,442	116,903,753	117,410,682	116,906,807
Adjustment for stock options	-	425,528	155,391	562,827
Weighted average number of shares on issue - diluted(1)	117,511,442	117,329,281	117,566,073	117,469,634

(Loss) earnings per share - basic	$(0.09)	$0.14	$0.03	$0.37
(Loss) earnings per share - diluted	$(0.09)	$0.14	$0.03	$0.37

(1)	Diluted weighted average number of shares excludes 6,710,958 (2013 – 3,997,945) options and nil (2013 – 329,377) warrants that were anti-dilutive for the three and nine months ended September 30, 2014.

11.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	September 30, 2014	December 31, 2013
Trade receivables	$6,522	$8,974
Value added taxes and other taxes recoverable	8,374	12,437
Other	718	634
	$15,614	$22,045

Notes Page 6

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

12.	INVENTORIES

	September 30, 2014	December 31, 2013
Finished product - doré and concentrates	$13,981	$609
Work in process	1,829	5,548
Stockpile	1,408	4,740
Materials and supplies	15,706	15,361
Silver coins and bullion including in-process shipments	240	527
	$33,164	$26,785

The amount of inventories recognized as an expense during the period is equivalent to cost of sales for the period. During the three and nine months ended September 30, 2014, cost of sales includes a write-down of mineral inventory of $2.8 million and $5.3 million, respectively. No write-downs were recognized in 2013.

13.	OTHER FINANCIAL ASSETS

	September 30, 2014	December 31, 2013
Marketable securities - fair value through profit or loss (a)	$2,752	$3,028
Marketable securities - available for sale (b)	35	349
Derivatives (c)	(449)	800
	$2,338	$4,177

(a)	Marketable Securities – Fair Value Through Profit or Loss

As at September 30, 2014, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $2.8 million (December 31, 2013 - $3.0 million), which were acquired at a cost of $5.3 million. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the three and nine months ended September 30, 2014, the Company recognized an unrealized loss of $0.6 million (2013 - gain of $0.4 million) and an unrealized loss of $0.3 million (2013 – loss of $1.3 million), respectively, related to its FVTPL marketable securities.

(b)	Marketable Securities – Available For Sale

As at September 30, 2014, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $nil (December 31, 2013 - $0.3 million) and adjusted cost of $0.3 million (December 31, 2013 - $0.5 million), net of write-downs. Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the three and nine months ended September 30, 2014, management assessed an impairment loss of $nil (2013 - $2.8 million) and $0.3 million (2013 - $3.8 million), respectively, on the Company’s AFS marketable securities.

(c)	Derivatives

At September 30, 2014, the Company carried a long position on silver futures, expiring in December 2014, equivalent to 375,000 ounces of silver at an average price of $19.56 (December 31, 2013 – 480,000 ounces at $19.70). The derivative liability of $0.4 million at September 30, 2014 (December 31, 2013 – derivative asset of $0.8 million) reflects an unrealized loss of $0.9 million at September 30, 2014, net of a deposit of $0.5 million for the margin requirement to hold the silver futures. For the three and nine months ended September 30, 2014, the Company recorded a loss of $1.4 million (2013 – gain of $1.6 million) and $0.3 million (2013 – loss of $3.7 million), respectively, related to investment in silver futures, recognized in investment and other (loss) income during the period.

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars - unaudited)

14.	MINING INTERESTS

The Company’s mining interests are comprised of the following:

	September 30, 2014	December 31, 2013
Producing properties	$308,155	$267,677
Exploration properties (non-depletable)	179,466	180,763
	$487,621	$448,440

Producing properties are allocated as follows:

Producing properties	La Encantada	La Parrilla	Del Toro(1)	San Martin	La Guitarra	Total
Cost
At December 31, 2012	$45,237	$83,777	$-	$48,578	$50,651	$228,243
Additions	13,663	26,598	11,251	8,319	6,906	66,737
Change in decommissioning liabilities	(303)	51	1,821	(88)	459	1,940
Transfer from exploration properties	588	229	18,095	1,419	758	21,089
At December 31, 2013	$59,185	$110,655	$31,167	$58,228	$58,774	$318,009
Additions	9,299	10,920	14,088	6,700	5,693	46,700
Transfer (to) from exploration properties	(588)	-	12,689	246	-	12,347
At September 30, 2014	$67,896	$121,575	$57,944	$65,174	$64,467	$377,056

Accumulated depletion and amortization
At December 31, 2012	$(7,626)	$(8,056)	$-	$(16,039)	$(465)	$(32,186)
Depletion and amortization	(2,659)	(7,171)	(1,224)	(1,665)	(5,427)	(18,146)
At December 31, 2013	$(10,285)	$(15,227)	$(1,224)	$(17,704)	$(5,892)	$(50,332)
Depletion and amortization	(2,876)	(7,138)	(3,539)	(1,977)	(3,039)	(18,569)
At September 30, 2014	$(13,161)	$(22,365)	$(4,763)	$(19,681)	$(8,931)	$(68,901)

Carrying values
At December 31, 2013	$48,900	$95,428	$29,943	$40,524	$52,882	$267,677
At September 30, 2014	$54,735	$99,210	$53,181	$45,493	$55,536	$308,155

(1)	Pursuant to the commercialization of the flotation and cyanidation circuits at Del Toro, $18.1 million and $12.7 million of mining interests were transferred from exploration to producing properties on April 1, 2013 and January 1, 2014, respectively.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

14.	MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	La Encantada	La Parrilla	Del Toro(1)	San Martin	La Guitarra	La Luz	Other	Total
Cost
At December 31, 2012	$3,065	$8,955	$49,221	$19,117	$55,054	$22,955	$18,517	$176,884
Exploration and evaluation expenditures	2,316	3,599	15,827	962	1,263	1,320	759	26,046
Capitalization of borrowing costs	-	-	3,193	-	-	-	-	3,193
Impairment	-	-	-	-	-	-	(4,200)	(4,200)
Change in decommissioning liabilities	-	-	-	-	-	(71)	-	(71)
Transfer to producing properties	(588)	(229)	(18,095)	(1,419)	(758)	-	-	(21,089)
At December 31, 2013	$4,793	$12,325	$50,146	$18,660	$55,559	$24,204	$15,076	$180,763
Exploration and evaluation expenditures	2,429	2,267	1,520	986	6,101	771	722	14,796
Transfer from (to) producing properties	588	-	(12,689)	(246)	-	-	-	(12,347)
Disposition of mining interests (i)	-	-	-	-	-	-	(3,746)	(3,746)
At September 30, 2014	$7,810	$14,592	$38,977	$19,400	$61,660	$24,975	$12,052	$179,466

(1)	Pursuant to the commercialization of the flotation and cyanidation circuits at Del Toro, $18.1 million and $12.7 million of mining interests were transferred from exploration to producing properties on April 1, 2013 and January 1, 2014, respectively.

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 km north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The 100% owned La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 km southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum cumulative payable of $2.5 million. During the three and nine months ended September 30, 2014, the Company paid royalties of $0.1 million (2013 - $0.1 million) and $0.2 million (2013 - $0.4 million), respectively. As at September 30, 2014, total royalties paid to date for the Quebradillas NSR is $2.2 million (December 31, 2013 - $1.9 million).

(c)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old underground silver mines, the Perseverancia and San Juan mines, which are approximately one km apart. The Del Toro mine currently consists of a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

14.	MINING INTERESTS (continued)

(c)	Del Toro Silver Mine, Zacatecas State (continued)

In 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragosa, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. If fully exercised, total option payments will amount to $3.3 million, of which $1.7 million have been paid, $1.2 million in 2015 and the remaining balance of $0.4 million due over years 2016 and 2017.

(d)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the upgraded 1,300 tpd cyanidation plant, mine buildings, offices and related infrastructure are located.

(e)	La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex Resources Inc. in July 2012. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 km south west from Mexico City. The mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 500 tpd. The Company owns 100% of the La Guitarra Silver Mine.

In January 2014, the Company entered into two agreements to acquire various adjacent mining concessions, namely El Coloso, Amplicación Los Comales, San Jose, Jessica and Nazareno de Anecas properties. These properties consist of 757 hectares of mineral rights. The total purchase price amount to $5.4 million, of which $5.3 million is settled in common shares of First Majestic and $0.1 million in cash. As at September 30, 2014, the Company has paid the $0.2 million and issued $3.2 million in common shares. The remaining balance of $2.0 million in common shares will be issued in four equal annual payments based on the Company’s volume weighted average market price at the time of the payments.

(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights on adjacent properties for $1.0 million.

(g)	Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project was acquired through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilovolt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

14.	MINING INTERESTS (continued)

(h)	Jalisco Group of Properties, Jalisco State

The Company owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. In April 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties. The Optionee issued 10 million shares of common stock to the Company and is committed to spend $3 million over the first three years to earn a 50% interest, $5 million over five years to earn a 70% interest and to complete a bankable feasibility study within seven years to obtain a 90% interest. First Majestic will retain a 10% free carried interest and a 2.375% NSR. In April 2014, the Company amended the option agreement, which requires the Optionee to spend $3.0 million over the first five years to earn a 50% interest, an additional $2.0 million over seven years to earn a 70% interest, and to earn a 90% interest by completing a bankable feasibility study within nine years. In exchange, the Company received an additional three million shares of common stock of the Optionee.

(i)	Other Exploration Properties

With the acquisition of Silvermex Resources Inc. in 2012, the Company also acquired its subsidiary, Minera Terra Plata, S.A. de C.V. (“Terra Plata”), and its group of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora. On July 1, 2014, First Majestic divested Terra Plata and its group of exploration properties to Sundance Minerals Ltd. (see Note 16).

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings(1)	Equipment(2)	Construction	Other	Total
Cost
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082
Additions	13,927	40,576	38,662	4,149	97,314
Transfers and disposals	23,012	28,319	(49,668)	(1,819)	(156)
At December 31, 2013	$83,767	$215,296	$52,212	$9,965	$361,240
Additions	4,383	13,834	7,546	1,881	27,644
Transfers (3)	28,764	8,250	(37,014)	-	-
At September 30, 2014	$116,914	$237,380	$22,744	$11,846	$388,884

Accumulated depreciation and amortization
At December 31, 2012	$(9,777)	$(30,548)	$-	$(3,545)	$(43,870)
Depreciation and amortization	(4,142)	(20,417)	-	(1,572)	(26,131)
Transfers and disposals	1	86	-	-	87
At December 31, 2013	$(13,918)	$(50,879)	$-	$(5,117)	$(69,914)
Depreciation and amortization	(3,968)	(20,139)	-	(1,345)	(25,452)
At September 30, 2014	$(17,886)	$(71,018)	$-	$(6,462)	$(95,366)

Carrying values
At December 31, 2013	$69,849	$164,417	$52,212	$4,848	$291,326
At September 30, 2014	$99,028	$166,362	$22,744	$5,384	$293,518

(1)	Included in land and buildings is $6.7 million (December 31, 2013 - $6.6 million) of land properties which are not subject to depreciation.
(2)	Included in property, plant and equipment is $52.1 million (December 31, 2013 - $51.5 million) of equipment under finance lease.
(3)	On January 1, 2014, the commissioning of the 1,000 tpd cyanidation plant at the Del Toro mine was completed as operating levels intended by management have been reached. Accordingly, costs associated with the plant were transferred from assets under construction to buildings, machinery and equipment, with depreciation commencing effective January 1, 2014.

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Corporate	Total
Cost
At December 31, 2012	$82,067	$78,372	$55,063	$26,687	$10,798	$3,526	$7,569	$264,082
Additions	8,057	7,347	53,135	14,504	7,193	2,775	4,303	97,314
Transfers and disposals	(37)	6,294	(6,322)	(60)	(18)	-	(13)	(156)
At December 31, 2013	$90,087	$92,013	$101,876	$41,131	$17,973	$6,301	$11,859	$361,240
Additions	6,129	5,779	7,392	5,743	1,127	479	995	27,644
Transfers and disposals	222	(468)	(29)	44	187	-	44	-
At September 30, 2014	$96,438	$97,324	$109,239	$46,918	$19,287	$6,780	$12,898	$388,884

Accumulated depreciation and amortization
At December 31, 2012	$(18,553)	$(15,923)	$-	$(6,856)	$(997)	$(96)	$(1,445)	$(43,870)
Depreciation and amortization	(9,305)	(7,656)	(3,859)	(2,753)	(1,377)	(31)	(1,150)	(26,131)
Transfers and disposals	16	8	1	60	2	-	-	87
At December 31, 2013	$(27,842)	$(23,571)	$(3,858)	$(9,549)	$(2,372)	$(127)	$(2,595)	$(69,914)
Depreciation and amortization	(7,583)	(5,762)	(5,812)	(3,106)	(2,095)	(41)	(1,053)	(25,452)
Transfers and disposals	12	(126)	23	(119)	196	-	14	-
At September 30, 2014	$(35,413)	$(29,459)	$(9,647)	$(12,774)	$(4,271)	$(168)	$(3,634)	$(95,366)

Carrying values
At December 31, 2013	$62,245	$68,442	$98,018	$31,582	$15,601	$6,174	$9,264	$291,326
At September 30, 2014	$61,025	$67,865	$99,592	$34,144	$15,016	$6,612	$9,264	$293,518

16.	OTHER INVESTMENTS

On July 1, 2014, First Majestic received $3.4 million in shares, equivalent to a 34.2% interest, of Sundance Minerals Ltd. (“Sundance”), a privately held exploration company, in exchange for the Company’s 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”). Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012. Concurrent with the sale of Terra Plata to Sundance, Sundance acquired certain mineral property interests owned by an officer and a director of First Majestic for a 2.8% interest in Sundance. As part of the plan of arrangement, Sundance will then vend 100% of its shares to Albion Petroleum Ltd., a TSX Venture Exchange listed capital pool company, creating a new publicly listed exploration company to be named First Mining Finance Corp. (“Proposed Transaction”).

As at July 1, 2014, Terra Plata had a net book value of $3.6 million, comprised of $3.7 million in mining interest, $0.1 million in other receivables, net of $0.2 million in deferred income tax liabilities, resulting in a loss of $0.2 million on the disposal of the subsidiary.

Subsequent to the sale of Terra Plata, certain officers, directors and employees of First Majestic subscribed in a private placement in Sundance to raise CAD$525,000 for a 7.6% minority interest in Sundance, which diluted First Majestic’s interest in Sundance to 31.7%. Following the completion of the Proposed Transaction and subject to regulatory approval, First Majestic expects to distribute its interest in First Mining Finance Corp. to its shareholders by way of dividend in-kind.

As at September 30, 2014, the Company’s investment in Sundance has a carrying value of $3.4 million and no income or loss has been recognized on the investment during the period.

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

17.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2014	December 31, 2013
Trade payables	$20,480	$20,889
Accrued liabilities	17,452	13,645
	$37,932	$34,534

18.	PREPAYMENT FACILITIES

In December 2012, the Company entered into a $50.0 million prepayment facility agreement (“Prepayment Facility”). Under the terms of the agreement, the Company received $50.0 million from a lender as an advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The Prepayment Facility bears an annual fixed interest rate of 4.344%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at market prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period, of which 8,607 metric tonnes of lead and 9,421 metric tonnes of zinc are outstanding for delivery as at September 30, 2014. Under the Prepayment Facility agreement, the Company is required to limit the aggregate amount of debt below $135.0 million, excluding finance leases, which may not exceed $75.0 million. To mitigate potential exposure to future price increases in lead and zinc, in July 2013, the Company entered into an agreement with the same lender to purchase call options on lead and zinc futures (“Call Option”) equivalent to a portion of its production to be delivered under the terms of the Prepayment Facility.

In April 2014, the Company entered into an additional $30.0 million prepayment facility agreement for a portion of the Company’s future lead production. The Company executed this forward sale contract for 15,911.3 metric tonnes of lead at a fixed price of $0.945 per pound ($2,083/mt). The contract term is valid from April 2014 to September 2017, with a six-month repayment holiday from April to September 2014. The repayment terms carry a fixed interest charge of 4.053%. In October 2014, the Company entered into an agreement with the same lender to purchase call options on lead equivalent to a portion of its production to be delivered under the terms of the prepayment facility.

The Prepayment Facility is classified as a FVTPL financial liability and is recorded at fair market value, based on the forward market price of lead and zinc and discounted at effective interest rates of 6.0% to 6.7% for the December 2012 and April 2014 facilities, respectively. Fair value adjustment gains or losses are recorded as other income. The Call Option is classified as a FVTPL financial asset and is recorded at fair market value, based on its quoted market price. Borrowing costs incurred prior to January 1, 2014 were capitalized as construction costs of the Del Toro mine until commercial production was achieved.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

18.	PREPAYMENT FACILITIES (continued)

Movements in the Prepayment Facility and Call Option are summarized as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2014
Opening balance	$71,921	$44,216
Proceeds	-	30,000
Repayments, including interest	(4,956)	(11,132)
Loss (gain) on fixed price contract	188	(94)
Fair value adjustment of remaining repayments, including call options	(1,134)	1,222
Interest and accretion expense	1,075	2,882
Ending balance	$67,094	$67,094

Remaining repayments
Less than one year		$28,375
More than one year but not more than five years		44,085
Gross value of remaining repayments		72,460
Cumulative mark-to-market adjustment of remaining repayments, including call options		446
Adjusted value of remaining repayments		72,906
Less: future finance charges		(5,812)
Fair value at September 30, 2014		$67,094

The Prepayment Facility and the Call Option are subject to an enforceable master netting arrangement in the form of an International Swaps and Derivatives Association (“ISDA”) agreement with the lender. On every predetermined settlement date, the payments and/or receipts are settled between the Company and the lender on a net basis. As such, the fair values of the Prepayment Facility and the Call Option are presented in an offsetting basis as follows:

	At September 30, 2014	At December 31, 2013
Offsetting of financial instruments
Prepayment facilities	$68,209	$45,599
Call option	(1,115)	(1,383)
	$67,094	$44,216
Financial statement presentation:
Current portion of prepayment facilities	$24,930	$17,874
Non-current portion of prepayment facilities	42,164	26,342
	$67,094	$44,216

19.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 4.8% to 8.0%. Assets under finance leases are pledged as security against the lease obligation.

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

19.	LEASE OBLIGATIONS (continued)

The following is a schedule of future minimum lease payments under the finance leases:

	September 30, 2014	December 31, 2013
Less than one year	$14,423	$17,680
More than one year but not more than five years	18,935	21,508
Gross payments	33,358	39,188
Less: future finance charges	(3,015)	(2,898)
Present value of minimum lease payments	$30,343	$36,290
Financial statement presentation:
Current portion of lease obligations	$12,775	$15,993
Lease obligations	17,568	20,297
Present value of minimum lease payments	$30,343	$36,290

20.	SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is as follows:

	Shares	Amount
Balance at December 31, 2012	116,756,840	$423,958
Shares issued for exercise of options	433,000	1,693
Shares repurchased and cancelled (Note 20(c))	(215,000)	(782)
Transfer of equity reserve upon exercise of options	-	695
Balance at September 30, 2013	116,974,840	$425,564

Balance at December 31, 2013	117,024,840	$425,707
Shares issued for:
Exercise of options	230,000	972
Acquisition of mining interests (Note 14(e))	337,300	3,220
Shares repurchased and cancelled (Note 20(c))	(60,000)	(220)
Transfer of equity reserve upon exercise of options	-	487
Balance at September 30, 2014	117,532,140	$430,166

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 were subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on the first anniversary from the date of grant, and 25% vesting each six months thereafter.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

20.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

The following table summarizes the information about stock options outstanding and exercisable at September 30, 2014:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
3.70 - 10.00	142,500	3.70	0.21	142,500	3.70	0.21
10.01 - 15.00	3,188,092	10.95	3.93	452,500	12.66	1.39
15.01 - 20.00	1,445,900	16.79	2.22	1,442,150	16.78	2.47
20.01 - 22.45	1,856,216	21.55	3.22	933,110	21.55	3.46
	6,632,708	15.03	3.28	2,970,260	17.02	2.31

As of September 30, 2014, incentive stock options represent 6% (December 31, 2013 – 4%) of issued and outstanding share capital. The aggregate intrinsic value of vested share options (the market value less the exercise value) at September 30, 2014 was $0.6 million (December 31, 2013 - $2.2 million).

The changes in stock options issued during the nine months ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	Nine Months Ended		Year Ended
	September 30, 2014		December 31, 2013
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the period	5,208,520	16.85	4,603,520	14.59
Granted	2,499,142	10.66	1,963,075	18.04
Exercised	(230,000)	4.66	(483,000)	3.77
Cancelled or expired	(844,954)	16.12	(875,075)	14.82
Balance, end of the period	6,632,708	15.03	5,208,520	16.85

The weighted average closing share price at date of exercise for the nine months ended September 30, 2014 was CAD$10.99 (September 30, 2013 - CAD$15.97).

During the nine months ended September 30, 2014, a total of 2,499,142 (2013 – 1,430,000) stock options were granted for an aggregate fair value of CAD$7.6 million (September 30, 2013 – CAD$11.7 million). The weighted average fair value of employee stock options granted during the nine months ended September 30, 2014 and the year ended December 31, 2013 were $3.33 and $6.63, respectively, which were estimated using the Black-Scholes Option Pricing Model with the following assumptions (on a weighted average basis):

	Nine Months Ended	Year Ended
	September 30, 2014	December 31, 2013
Average risk-free interest rate (%)	1.45	1.31
Expected life (years)	3.38	3.38
Expected volatility (%)	41.14	53.50
Expected dividend yield (%)	-	-
Forfeiture rate (%)	5.00	5.00

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

20.	SHARE CAPITAL (continued)

(b)	Stock options (continued)

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	Share repurchase program

In March 2014, the Company received approval from the Toronto Stock Exchange to extend the Company’s share repurchase program to repurchase up to 5,865,931 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the nine months ended September 30, 2014, the Company repurchased and cancelled 60,000 (September 30, 2013 – 215,000) shares for a total consideration of $0.5 million (September 30, 2013 - $2.4 million), of which $0.2 million (September 30, 2013 - $0.8 million) was recorded as a reduction to share capital and the remaining balance of $0.3 million (September 30, 2013 - $1.6 million) was recorded against retained earnings.

21.	EQUITY RESERVES

	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2013
Share-based payments reserve (a)
Balance at beginning of period	$47,069	$33,612
Share-based payments recognized in profit and loss and related tax benefit	6,577	11,362
Reclassed to share capital for exercise of stock options	(487)	(695)
Balance at end of period	$53,159	$44,279
Available for sale revaluation reserve (b)
Balance at beginning of period	$(218)	$(2,085)
Loss on available for sale marketable securities	(312)	(1,911)
Reclassification of impairment on available for sale investments (Note 13(b))	275	3,777
Balance at end of period	$(255)	$(219)
Foreign currency translation reserve (c)
Balance at beginning and end of period	$(308)	$(308)
Total equity reserves per statements of financial position	$52,596	$43,752

(a)	The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $nil (2013 - $0.3 million).
(b)	The available for sale revaluation reserve principally records the fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment.
(c)	The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. Effective January 1, 2013, all of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

22.	FINANCIAL INSTRUMENTS

(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while maximizing growth of its business and returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2013.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings), prepayment facility, lease obligations, net of cash and cash equivalents as follows:

	September 30, 2014	December 31, 2013
Equity	$584,057	$570,745
Prepayment facilities	67,094	44,216
Lease obligations	30,343	36,290
Less: cash and cash equivalents	(34,729)	(54,765)
	$646,765	$596,486

In order to facilitate the management of its capital requirements, the Company prepares semi-annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The semi-annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the covenant under the Prepayment Facility agreement (see Note 18).

(b)	Categories of financial instruments

	September 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets
Loans and receivables
Cash and cash equivalents	$34,729	$34,729	$54,765	$54,765
Trade and other receivables	15,614	15,614	22,045	22,045
Fair value through profit or loss
Marketable securities	2,752	2,752	3,028	3,028
Derivatives	(449)	(449)	800	800
Available for sale
Marketable securities	35	35	349	349
Total financial assets	$52,681	$52,681	$80,987	$80,987
Financial liabilities
Fair value through profit or loss
Prepayment facilities	$67,094	$67,094	$44,216	$44,216
Other financial liabilities
Trade and other payables	37,932	37,932	34,534	34,534
Total financial liabilities	$105,026	$105,026	$78,750	$78,750

Notes Page 18

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

22.	FINANCIAL INSTRUMENTS (continued)

(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

	September 30, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial assets
Cash equivalents	$-	$1,212	$-	$8,832
Accounts receivable related to concentrate sales(1)	-	5,764	-	7,939
Marketable securities (2)	2,787	-	3,377	-
Derivatives (2)	(449)	-	800	-
Financial liabilities
Prepayment facilities (3)	$(1,115)	$68,209	$(1,383)	$45,599

(1)	Accounts receivable related to concentrate sales are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable related to concentrate sales are marked-to-market based on a quoted forward price for which there exists an active commodity market.
(2)	Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.
(3)	The prepayment facility is valued based on the market value of lead and zinc to be delivered, determined using the forward price curve of the respective metals, discounted at market discount rate. Zinc and lead call options acquired in relation to the prepayment facility are valued based on unadjusted quoted prices for identical assets in an active market obtained from security exchanges.

There were no transfers between levels 1, 2 and 3 during the three and nine months ended September 30, 2014 and year ended December 31, 2013.

(d)	Financial risk management

There are no significant changes in financial risk management compared to the Company’s consolidated financial statements for the year ended December 31, 2013, except for the following:

i)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at September 30, 2014, the Company has outstanding trade payables of $20.5 million (December 31, 2013 - $20.9 million) which are generally payable in 90 days or less and accrued liabilities of $17.5 million (December 31, 2013 - $13.6 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Notes Page 19

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

22.	FINANCIAL INSTRUMENTS (continued)

(d)	Financial risk management (continued)

i)	Liquidity Risk (continued)

The Company’s liabilities and commitments have maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$37,932	$37,932	$-	$-	$-
Prepayment facilities	72,460	28,375	44,085	-	-
Finance lease obligations	33,358	14,423	16,888	2,047	-
Decommissioning liabilities	16,437	-	-	-	16,437
Total Obligations	$160,187	$80,730	$60,973	$2,047	$16,437

ii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				September 30, 2014		December 31, 2013
		Trade and		Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	other	Trade and	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	other payables	exposure	currency	exposure	currency
Canadian dollar	$4,991	$531	$(924)	$4,598	$460	$11,225	$1,123
Mexican peso	1,372	8,563	(20,221)	(10,286)	(1,029)	(6,784)	(678)
	$6,363	$9,094	$(21,145)	$(5,688)	$(569)	$4,441	$444

iii)	Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 22% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price (see Note 18). The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc.

As at September 30, 2014, a 10% increase or decrease of metal prices would have the following impact on net earnings:

	September 30, 2014
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$671	$41	$851	$81	$1,644
Metals in doré and concentrates inventory	1,653	23	23	-	1,699
Prepayment facilities	-	-	(5,026)	(2,059)	(7,085)
	$2,324	$64	$(4,152)	$(1,978)	$(3,742)

Notes Page 20

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

23.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$2,304	$(1,989)	$6,362	$(3,011)
(Increase) decrease in inventories	(8,929)	5,375	(6,379)	(2,868)
(Increase) decrease in prepaid expenses and other	(410)	(650)	322	(1,842)
(Decrease) increase in net taxes payable	(372)	1,555	5,221	7,012
Increase (decrease) in trade and other payables	5,855	(2,387)	5,173	(1,359)
	$(1,552)	$1,904	$10,699	$(2,068)
Non-cash investing and financing activities:
Acquisition of mining interests	-	-	(2,820)	-
Transfer of share-based payments reserve upon exercise of options	(1)	232	487	695
Capitalization of borrowing costs	-	(809)	-	(2,421)
Assets acquired by finance lease	(2,202)	(4,749)	(2,202)	(5,314)
	$(2,203)	$(5,326)	$(4,535)	$(7,040)

24.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at September 30, 2014. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

25.	FIRST SILVER LITIGATION

In 2006, the Company acquired a controlling interest in First Silver for $50.8 million (“the Agreement”). The purchase price was payable to Hector Davila Santos (“Davila Santos”) in three instalments. The first and second instalments totaling $38.1 million were paid in accordance with the Agreement. The final 25% instalment of $12.7 million was not paid to Davila Santos pending a legal action by the Company against Davila Santos and his private company involving a mine in Mexico (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and First Silver commenced an action against Davila Santos (“the Action”). The Company and First Silver alleged, among other things, while holding the positions of director, President and Chief Executive Officer of First Silver at the time of the Agreement, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to First Silver.

The trial of the Action commenced in the Supreme Court of British Columbia in Vancouver, British Columbia in April 2012. In April 2013, the Company received a positive judgment from the Court, which awarded the sum of $93.8 million in favour of First Majestic against the defendants. In June 2013, as partial payment of the judgment, the Company received a sum of $14.1 million, representing monies previously held in trust by Davila Santos’ lawyer, leaving an unpaid amount of approximately $72.7 million (CAD$81.5 million). The Supreme Court of British Columbia granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine.

Notes Page 21

First Majestic Silver Corp.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are expressed in thousands of United States dollars, unless otherwise stated - unaudited)

25.	FIRST SILVER LITIGATION (continued)

Since June 2013, Davila Santos has pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company’s statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income (see Note 8) in the second quarter of 2014.

On June 27, 2014, Davila Santos filed an application for leave to appeal to the Supreme Court of Canada. It is of management’s opinion that the defendant will not succeed. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at September 30, 2014, the Company has not accrued any of the remaining $72.7 million (CAD$81.5 million) unpaid judgment in favour of the Company.

26.	SUBSEQUENT EVENTS

Subsequent to September 30, 2014:

a)	In October 2014, to mitigate potential exposure to future price increases in lead, the Company entered into an agreement to purchase call options on lead futures equivalent to the portion of its production to be delivered under the terms of the $30.0 million prepayment facility (see Note 18). The total cost of these call options is $2.0 million, settled monthly over the remaining term of the prepayment facility;
b)	Since September 30, 2014, the Company has repurchased 55,000 common shares through normal course issuer bid in the open market on the Toronto Stock Exchange for a total consideration of CAD$0.3 million; and
c)	353,250 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,477,140 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors (see Note 27).

27.	APPROVAL OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements of First Majestic Silver Corp. for the three and nine months ended September 30, 2014 were approved and authorized for issue by the Board of Directors on November 10, 2014.

Notes Page 22